

March 27, 2012

Via E-mail
Joseph Bernstein
Co-Chief Executive Officer and Director
Grandparents.com, Inc.
589 Eighth Avenue, 6th Floor
New York, NY 10018

      Re: Grandparents.com, Inc.
                Preliminary Information Statement on Schedule 14C
                Revised March 12, 2012
                File No. 000-21537

Dear Mr. Bernstein:

We have reviewed your revised Information Statement and have the following comments. Unless otherwise noted, references in this letter to prior comments refer to our letter dated March 8, 2012.

General

1.   Please resolve any outstanding staff comments on your Form 8-K filed February 27, 2012.

Action 1 – Approval, Ratification and Adoption of the 2012 Stock Incentive Plan, page 13

2.   We note your revisions in response to prior comment 1. Please confirm that in your Definitive Information Statement you will disclose the market value of the securities underlying the options as of the latest practicable date, in accordance with Schedule 14A Item 10(b)(2)(i)(D).

New Plan Benefits, page 16

3.   It appears that you may have granted options under the 2012 Plan. Please tell us how this is consistent with your disclosure in the first paragraph on page 2 that the actions described will become effective 20 calendar days after the Information Statement is given or sent. If the options have been granted subject to this time period, please revise your document to state so.

<u>Interests of Certain Persons In Or In Opposition To The Matters To Be Acted Upon, page 19</u>

4.   Refer to the first clause of the second paragraph. Given that you are also amending your certificate of incorporation to increase the number of authorized shares of common stock so that you can effect the conversion of the shares of preferred stock held by your officers and directors, please revise your disclosure accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions or comments to Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, to the undersigned at (202) 551-3483.

                                                        Sincerely,

                                                        /s/ Katherine Wray

                                                        Katherine Wray
                                                        Attorney-Advisor

cc: <u>Via E-Mail</u>
        Jeffrey L. Wasserman
        Sills Cummis & Gross P.C.